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                               April 15, 2021

       Vikas Desai
       Chief Executive Officer
       Achari Ventures Holdings Corp. I
       60 Walnut Avenue, Suite 400
       Clark, NJ 07066

                                                        Re: Achari Ventures
Holdings Corp. I
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
April 6, 2021
                                                            CIK 0001844507

       Dear Mr. Desai:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Summary, page 2

   1. We note your response to prior comment 1 and revised disclosure. Please disclose in quantitative and
qualitative terms how economic incentives could result in substantial misalignment of
interests where an initial business combination does occur. For example, since your sponsor
acquired a 20% stake for approximately $0.01 per share and the offering is for $10.00
per unit, your sponsor could make a substantial profit after the initial business combination
even if public investors experience substantial losses.
 Vikas Desai
FirstName   LastNameVikas  DesaiI
Achari Ventures  Holdings Corp.
Comapany
April       NameAchari Ventures Holdings Corp. I
       15, 2021
April 215, 2021 Page 2
Page
FirstName LastName
       You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Ari Edelman, Esq.